Subject: SideChannel Cashless Warrant Exchange Offer Expiration Date Extended to November 1
Date: Tuesday, September 19, 2023 at 6:14:46 PM Pacific Daylight Time
From: Ryan Polk
To: Warrant Holder

The expiration of the Offer to Exchange Common Stock for Certain Outstanding Warrants of SideChannel, Inc. has been extended from 5:00 p.m. Eastern Time, on September 19, 2023 to 5:00 p.m. Eastern Time, on November 1, 2023 (as so extended, and as may be further extended).

Warrants that have been validly tendered into and not validly withdrawn from the offer prior to 5:00 p.m. Eastern Time on September 19, 2023 will be exchanged for common stock on November 1, 2023, unless the expiration date is further extended.

Please note this offer is for all or none of the warrants included in this offer and is subject to the condition that all the warrants included in this offer must be tendered for the offer to close, which SideChannel may waive.

Regards,

Ryan Polk